Exhibit 99

FOR IMMEDIATE RELEASE: October 12, 2009

CONTACT:
Kim Bell
Stage Stores, Inc.
713.838.4231

STAGE STORES LAUNCHES CHRISTMAS CASH CLUB
TO REWARD CUSTOMERS WHO SAVE FOR THE HOLIDAYS

HOUSTON, TEXAS -- Beginning Friday, October 16, your local Bealls, Goody's, Palais Royal, Peebles and Stage store will help to get you set for the holidays! A very special Christmas Cash Club will reward customers with $10 for each $100 they load on their Cash Club gift card, and help them Bring Home More Holiday this year!

Here's how the unique program works: customers can activate and load shopping dollars to a Christmas Cash Club gift card at any of our 757 Bealls, Goody's, Palais Royal, Peebles or Stage stores. Additional value can be added to the card (using cash, check, debit card or credit card) as often as the customer likes, from October 16 through November 21. For each $100 loaded on their Christmas Cash Club card, customers earn a $10 Bonus Shopping dollar reward. Rewards will be earned based on the card's balance on November 21. Rewards will be added by November 25, just in time to take advantage of all the great holiday sales! No fees or expiration dates are associated with the Christmas Cash Club card.

The Christmas Cash Club gives shoppers flexibility in approaching the gift-giving season, letting them budget by saving more before the

--more--

shopping crunch begins. The added incentive is the unlimited $10 rewards in the form of bonus shopping dollars.

"With the upcoming holiday season, customers want the flexibility and assurance that they will be able to give gifts to family and friends, but still stay within their budgets," says Andrew Hall, President and Chief Executive Officer of Stage Stores. "Our Christmas Cash Club is designed to help our customers do just that."

"Our incentive program provides an easy way for our customers to stretch their dollar, by saving now and earning extra dollars to use while shopping for their holiday gifts."

Stage Stores, Inc., (NYSE: SSI) brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 757 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

###